J. Allen Overby

phone:(615) 742-6211
fax: (615) 742-2711
e-mail: aoverby@bassberry.com

BASS, BERRY & SIMS PLC

Attorneys at Law
A PROFESSIONAL LIMITED LIABILITY COMPANY
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

November 2, 2005

Via EDGAR and Facsimile (202) 772-9203

Jeffrey B. Werbitt

Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, DC 20549-0303

Re:	HCA Inc.
Schedule TO-I
Filed on October 14, 2005
File No. 005-41652

Dear Mr. Werbitt:

      On behalf of HCA Inc. (the “Company”), and in response to the Staff’s comments contained in your letter dated October 27, 2005 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter. Amendment No. 2 to the Schedule TO-I (the “Amendment”) was filed today with the Securities and Exchange Commission via EDGAR.

OFFER TO PURCHASE

General

1.	Please provide a brief statement of the accounting treatment of the offer. See Item 1004(a)(l)(xi) of Regulation M-A.

Jeffrey B. Werbitt

Securities and Exchange Commission
November 2, 2005

RESPONSE:

The disclosure has been revised in accordance with the comment.

2.	We note that HCA’s common stock has traded at a premium to the base price for the past year, and during that time the stock has also traded at a premium to the maximum offer price. Revise the filing to highlight this fact to security holders. Also highlight the risk that security holders who tender into this offer, particularly those who tender at the price to be determined in the offer, may receive less than they might receive in an open market sale.

RESPONSE:

The disclosure has been revised in accordance with the comment.

Summary Term Sheet, page 1

   Once I have tendered Shares in the Offer, can I withdraw my tendered Shares?, page 4

3.	You disclose that if not accepted for payment, the Shares tendered may also be withdrawn at any time after 5:00 p.m., New York City time on December 13, 2005. Rule 13e-4(f)(2)(ii) Rule 13e-4(a)(3) defines “business day” as the time period between 12:01 a.m. and 12:00 midnight Eastern Time, other than Saturday, Sunday, or a Federal holiday. Since your offer began on October 14, 2005, it does not appear that your offer complies with the time period for additional withdrawal rights mandated by Rule 13e-4(f)(2)(ii) and must be changed. Please revise your Offer to Purchase here and throughout your document or advise.

RESPONSE:

The disclosure has been revised in accordance with the comment.

Forward Looking Statements. page 7

4.	The offer states that HCA “undertake[s] no obligation to make any revision to the forward-looking statements contained in this Offer to Purchase or to update them to reflect events or circumstances occurring after the date of this Offer to Purchase.” This disclosure appears to be inconsistent with your obligation under

Jeffrey B. Werbitt

Securities and Exchange Commission
November 2, 2005

Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise and confirm your understanding.

RESPONSE:

The Company acknowledges the Staff’s position, and the disclosure has been revised in accordance with the comment.

6. Conditions of the Offer, page 25

5.	We note that you will terminate the offer in the event a condition is triggered, “regardless of the circumstances giving rise to the event or events (including any actions or omissions to act by us).” Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please revise and confirm your understanding of our position.

RESPONSE:

The Company acknowledges the Staff’s position, and the disclosure has been revised in accordance with the comment.

6.	A tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please make the following changes to satisfy these requirements:

•	Revise the bullet points to avoid the reference to “threatened” or “proposed” actions, as it is unclear how this could be objectively determined;

•	Revise the bullet points to quantify the term “delay,” as this term is problematic because of its breadth and lack of specificity;

•	Avoid use of the term “could,” as this terms is too vague to allow the shareholder to judge the scope of this condition;

•	Revise the third and fourth bullet points to describe the “contemplated benefits” or “contemplated future conduct,” or cross-reference a specific section of the document that discloses this information;

•	Clarify the language “any limitation, whether or not mandatory” in bullet point 5(d) or otherwise revise to provide a qualifier for the language;

Jeffrey B. Werbitt

Securities and Exchange Commission
November 2, 2005

•	Revise bullet point 5(e) to clarify the “significant decrease” in the market price of shares of your common stock.

RESPONSE:

The disclosure has been revised in accordance with the comment.

9. Source and Amount of Funds, page 28

7.	Confirm to us that when the financing is complete, you will amend the Schedule TO to include the definitive terms of and conditions to the financing pursuant to Item 1007(b) and (d) of Regulation M-A and file any additional relevant agreements as exhibits in accordance with Item 1016(b) of Regulation M-A.

RESPONSE:

We supplementally advise the Staff that the Company currently intends to amend its existing revolving credit facility and to enter into definitive documentation for a new term facility on the terms set forth in the Term Facility Commitment Letter (as defined on page 30 of the Offer to Purchase) at least five business days prior to the expiration of the offer. The Company also currently intends to file an amendment to the Schedule TO disclosing these events.

8.	See our last comment above. Be advised that it is our position that a material change in the offer occurs when the offer becomes financed, e.g., financing is obtained or the financing condition is otherwise satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. In addition, this information must be disseminated to shareholders. Please advise of your intent in this regard.

RESPONSE:

See response to Comment No. 7 above.

11. Certain Information Concerning Us, page 35

9.	Your disclosure under “Incorporation by Reference” suggests that you are attempting to forward incorporate by reference. Please be advised that Schedule

Jeffrey B. Werbitt

Securities and Exchange Commission
November 2, 2005

TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise your document to clarify.

RESPONSE:

The disclosure has been revised in accordance with the comment.

13. Certain U.S. Federal Income Tax Consequences, page 42

10.	You are required to furnish a description of all of the “material” federal tax consequences of the transaction, rather than “certain” federal tax consequences. Revise the heading and the first sentence of this section to delete the word “[c]ertain” from the heading, and to clarify that this section addresses the material tax consequences of this transaction. See Item 1004(a)(xii) of Regulation M-A.

RESPONSE:

The disclosure has been revised in accordance with the comment.

11.	We note that you refer security holders to “consult [their] own tax advisor to determine the federal, state, local, foreign and other tax consequences” of participating in the offer. Because security holders are entitled to rely on your tax disclosure, it is inappropriate to include this apparent disclaimer. Similar disclaimers should be revised throughout your Offer to Purchase.

RESPONSE:

The disclosure has been revised in accordance with the comment.

14. Extension of Offer; Termination; Amendments, page 46

12.	We note your disclosure that that you may “postpone” payment for shares upon the occurrence of any conditions in this section and in Section 7. Be advised that HCA may not postpone acceptance or cancellation other than as a result of an

Jeffrey B. Werbitt

Securities and Exchange Commission
November 2, 2005

extension of the offer. All conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to expiration of the offer. Please revise your disclosure.

RESPONSE:

The disclosure has been revised in accordance with the comment.

Letter of Transmittal

13.	We note your request that the security holder acknowledge that they “understand” certain terms of the offer. It is not appropriate to require security holders to attest to the fact that they “understand” the terms of the offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the Election Form to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

RESPONSE:

The Company confirms that it will not utilize the referenced language as a waiver of liability against security holders. In addition, the disclosure has been revised in accordance with the comment.

      Please do not hesitate to contact me at the above telephone number if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ J. Allen Overby